July 24, 2009

Submitted as Edgar Correspondence

Dieter King, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Snap-on Incorporated
Staff comments on Form 10-K for the fiscal year ended
January 3, 2009, filed February 18, 2009
Commission File No. 1-7724

Dear Mr. King:

This letter confirms our exchange of voice mail messages yesterday and today.  In that exchange, I stated that Snap-on would respond to the Staff’s additional comment included in the letter from John Hartz to Martin Ellen of Snap-on, dated July 21, 2009, not later than September 14, 2009.  However, we will endeavor to respond earlier if possible.

If we have any specific questions as we prepare our response, we will contact you.  In addition, please let me know if you have any questions of us.

Very truly yours,

/s/ Irwin M. Shur

Irwin M. Shur
Vice President, General Counsel and Secretary

cc:	Mr. Martin M. Ellen
Snap-on Incorporated

Kenneth V. Hallett, Esq.
Quarles & Brady LLP

2801 80th Street, Kenosha, Wisconsin 53141	Writer’s Direct Line: 262/656-5560
Secretary’s Line: 262/656-5379
Fax Line: 262/656-5127